Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 19, 2019

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-233812)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File Nos. 333-233817)

Mr. Cowan:

Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (collectively, the “Registrant”) filed the Pre-Effective Amendment No. 1 to the above-referenced Form N-4 registration statements on December 19, 2019. Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective December 20, 2019, or as soon thereafter as is reasonably practicable.

The Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Mark Cowan, Esq.

December 19, 2019

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Transamerica Life Insurance Company
Transamerica Financial Life Insurance Company

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel

Transamerica Capital, Inc.
/s/ Jennifer Pearce
Jennifer Pearce
Vice President